EXHIBIT 12

STATEMENT SETTING FORTH COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
  YEARS ENDED DECEMBER 31,  (Millions of dollars)(Unaudited)

                                 1998      1997      1996

 Net profit                     $111.6   $  94.2   $  75.6

 Add:
   Provision for income taxes     67.0      53.5      40.2

 Deduct:
   Equity in profit of
     partnerships                 (3.1)    (2.6)      (2.2)

 Profit before taxes            $175.5  $ 145.1    $ 113.6

 Fixed charges:
   Interest on borrowed funds  $ 501.8  $ 366.7    $ 315.4
   Rentals at computed interest*   4.1      3.2        2.5

 Total fixed charges           $ 505.9  $ 369.9    $ 317.9

 Profit before taxes plus
   fixed charges               $ 681.4  $ 515.0    $ 431.5
 Ratio of profit before taxes plus
   fixed charges to fixed charges 1.35      1.39   1.36

       *Those portions of rent expense that are representative of interest cost.

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